組 織 機 構 図
(Organization Chart)

2024.11.1 ～


株 主 総 会
(General Meeting of Shareholders)
監 査 役 会
(Board of Corporate Auditors)
取 締 役 会
(Board of Directors)
監督委員会
(Supervisory Committee)
サステナブル社会推進委員会
(Sustainable Society Realization Committee)
システムリスク管理委員会
(IT Risk Management Committee)
人事協議会
(Personnel Council)
社 長
(President)
常 務 会
(Managing Directors Meeting)
役員部長懇談会
(Directors and General Managers Meeting)
内部監査室
(Internal Audit Division)
格付評議会
(Credit Rating Council)
ﾁｰﾌ･ｺﾝﾌﾟﾗｲｱﾝｽ･ｵﾌｨｻｰ
(Chief Compliance Officer)
格付基準委員会
(Rating Criteria Committee)
ｺﾝﾌﾟﾗｲｱﾝｽ統括室
(Compliance Management Division)
格付委員会
(Rating Committee)
ｻｽﾃﾅﾌﾞﾙ･ﾌｧｲﾅﾝｽ評価基準委員会
(SFE Criteria Committee)
ｻｽﾃﾅﾌﾞﾙ･ﾌｧｲﾅﾝｽ評価委員会
(SFE Committee)
国際室 (International Affairs Division)
調査室 (Research Division)
システム室 (System Division)
経営管理企画部 (Corporate Management & Planning Dept.)
国際営業推進部 (International Business Marketing and Promotion Dept.)
サステナブル・ファイナンス評価営業推進部 (Sustainable Finance Evaluation Marketing & Promotion Dept.)
企画・事務統括室 (Marketing Planning and Administration Division)
総合営業部 (Global Marketing Dept.)
市場データ分析室 (Market Data Analysis Division)
翻訳室 (Translation Division)
情報サービス部 (Information Services Dept.)
研究開発部 (R&D Dept.)
広報室 (SFEG Public Relations Office)
サステナビリティ検証室 Sustainability Verification Division
インパクト分析室 Impact Analysis Division
評価部 (SFEG Evaluation Dept.)
評価企画部 (SFEG Evaluation Planning Dept.)
サステナブル・ファイナンス評価本部 (Sustainable Finance Evaluation Group)
国際格付部 (International Dept.)
ストラクチャード・ファイナンス第三部 (Structured Finance Dept. III)
ストラクチャード・ファイナンス第二部 (Structured Finance Dept. II)
ストラクチャード・ファイナンス第一部 (Structured Finance Dept. I)
パブリックセクター格付部 (Public Sector Rating Dept.)
中堅・中小企業格付室 (SME Rating Division)
事業格付第二部 (Corporate Rating Dept. II)
医療・学校法人格付室 (Medical & Educational Institution Rating Division)
事業格付第一部 (Corporate Rating Dept. I)
金融格付部 (Financial Institution Rating Dept.)
ハイブリッド商品部 (Hybrid Finance Dept.)
格付プロセス統括部 (Rating Administration Dept.)
数理室 (Financial Technology Division)
格付企画部 (Rating Planning Dept.)